EXHIBIT 99.1

Addex Convenes Annual General Meeting 2024

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 5, 2024 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today that its 2024 Annual General Meeting will take place on Friday June 28, 2024, at 11:00 am CEST at the Campus Biotech, Chemin des Mines 9, 1202 Geneva (doors open at 10:30 am).

Agenda

1.   Approval of the Annual Report, the Annual Financial Statements and the Consolidated Financial Statements for the business year 2023

2.   Consultative vote on the Compensation Report for the business year 2023

3.   Appropriation of the results

4.   Discharge of the members of the Board of Directors and of the Executive Management

5.   Re-elections of the members of the Board of Directors and re-election of the Chairman of the Board of Directors

5.1.      Re-election of Vincent Lawton as member and Chairman of the Board of Directors

5.2.      Re-election of Raymond Hill as member of the Board of Directors
5.3.      Re-election of Timothy Dyer as member of the Board of Directors
5.4.      Re-election of Roger Mills as member of the Board of Directors
5.5.      Re-election of Jake Nunn as member of the Board of Directors
5.6.      Re-election of Isaac Manke as member of the Board of Directors

6.   Re-elections of the members of the Compensation Committee

6.1.      Re-election of Vincent Lawton as member of the Compensation Committee

6.2.      Re-election of Raymond Hill as member of the Compensation Committee

7.   Re-election of the Auditors

8.   Re-election of the Independent Voting Rights Representative

9.   Amendments to the Articles of Association

9.1.      Increase of the capital band (article 3b of the Articles of Association)

9.2.      Increase of the conditional share capital (article 3c of the Articles of Association)
9.3.      Other amendments to the Articles of Association related to the revised corporate law

9.3.1.      Matters related to shareholders and general meetings

9.3.1.1.       Powers of the shareholders meeting (article 8 of the Articles of Association)
9.3.1.2.       Ordinary and Extraordinary Meeting of shareholders (article 9 of Articles of Association)
9.3.1.3.       Agenda (article 11 of Articles of Association)
9.3.2.       Attributions of the Board of Directors (article 19 of Articles of Association)

9.3.3.       Compensation and Mandates Outside of the Group

9.3.3.4.       Additional amounts in case of changes in the Executive Management (article 28 of Articles of Association)

9.3.3.5.       Agreements with members of the Board of Directors and of the Executive Management (article 29 of the Articles of Association)
9.3.3.6.       Mandates Outside the Group (article 31 of the Articles of Association)

10.   Approval of the compensation of the members of the Board of Directors and of the Executive Management

10.1.      Compensation of the members of the Board of Directors

10.2.      Compensation of the members of the Executive Management

11.   Miscellaneous

The full invitation to the AGM 2024 may be found in the General Meetings section of the Company’s website here.

About Addex:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals Inc., has recently completed a Phase 2 clinical study for the treatment of epilepsy. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. Addex partnership with Indivior on GABAB PAM is advancing multiple drug candidates through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough through clinical candidate selection. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.